Exhibit 99.1

NET Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65
Corporate Registry (NIRE): 35.300.177.240
Publicly-Held Company
Rua Verbo Divino nº 1.356 - 1º andar, São Paulo – SP

MATERIAL FACT

NET Serviços de Comunicação S.A. (“NET” or “Company”) pursuant to paragraph 4 of article 157 of Law 6,404/76, and Rule 358/02 of the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários - “CVM”), hereby announces that Embratel Participações S.A. (“Embrapar”) announced in its Statement of Material Fact dated July 5, 2012 that it has decided not to proceed with a public tender offer relating to the deregistration of NET.

Additionally, Embrapar confirmed that it plans only to proceed, jointly with its controlled companies Empresa Brasileira de Telecomunicações S.A. – Embratel and GB Empreendimentos e Participações S.A., with a public tender offer relating to the change of control of NET and the exit of NET from the Level 2 differentiated corporate governance segment of the BM&FBOVESPA, at an offer price of R$26.64 per share, regardless of the class or type, adjusted in accordance with the variation of the CDI (Certificado de Depósito Interbancário) index from June 8, 2012 until the date of the auction for the offer, inclusive, as previously announced by Embrapar in its Statement of Material Fact of June 7, 2012.

Finally, Embrapar announced that it will present to the CVM a new version of the Edital and other documents required to register the public tender offer described above.

São Paulo, July 6, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

General and Investor Relations Officer